# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### September 23, 2013

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### JetBlue Airways Corporation

### File No. 000-49728 - CF#30022

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JetBlue Airways Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed August 7, 2013.

Based on representations by JetBlue Airways Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.3 | through June 30, 2022 |
| Exhibit 10.17 (p) | through June 30, 2018 |
| Exhibit 10.17 (q) | through June 30, 2018 |
| Exhibit 10.17 (r) | through June 30, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary